SECURITIES AND EXCHANGE COMMISSION

WASHlNGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 14)*

CHROMADEX CORPORATION

(Name of lssuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

171077407

(CUSIP Number)

Pioneer Step Holdings Limited

Dvorak International Limited

Skyinvest Associates Limited

Attention: Tony Pun

c/o Suites PT. 2909 & 2910

Harbour Centre

25 Harbour Road

Wanchai, Hong Kong

(852) 2186-3864

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d l(e), 240.13d l(f) or 240.13d l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171077407	SC 13D/A	Page 2 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PIONEER STEP HOLDINGS LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,917,783
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,917,783
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,917,783
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.77% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Calculated based upon 68,342,800 outstanding shares of the common stock of the Issuer as of August 8, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2022, as filed with the Securities and Exchange Commission on August 10, 2022, plus an aggregate of 960,000 shares issuable to Pioneer Step Holdings Limited, 1,440,000 shares issuable to Champion River Ventures Limited, and 80,000 shares issuable to Robert Fried IRA pursuant to the September 2022 Purchase Agreement, described in Item 4 of this Schedule 13D.

CUSIP No. 171077407	SC 13D/A	Page 3 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DVORAK INTERNATIONAL LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 420,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 420,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 420,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.59% (1)
14.	Type of Reporting Person (See Instructions) co

(l)

Calculated based upon 68,342,800 outstanding shares of the common stock of the Issuer as of August 8, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2022, as filed with the Securities and Exchange Commission on August 10, 2022, plus an aggregate of 960,000 shares issuable to Pioneer Step Holdings Limited, 1,440,000 shares issuable to Champion River Ventures Limited, and 80,000 shares issuable to Robert Fried IRA pursuant to the September 2022 Purchase Agreement, described in Item 4 of this Schedule 13D.

CUSIP No. 171077407	SC 13D/A	Page 4 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SKYINVEST ASSOCIATES LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 547,858
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 547,858
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 547,858
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.77% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Calculated based upon 68,342,800 outstanding shares of the common stock of the Issuer as of August 8, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2022, as filed with the Securities and Exchange Commission on August 10, 2022, plus an aggregate of 960,000 shares issuable to Pioneer Step Holdings Limited, 1,440,000 shares issuable to Champion River Ventures Limited, and 80,000 shares issuable to Robert Fried IRA pursuant to the September 2022 Purchase Agreement, described in Item 4 of this Schedule 13D.

CUSIP No. 171077407	SC 13D/A	Page 5 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CHAU HOI SHUEN SOLINA HOLLY
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Permanent resident of the Hong Kong Special Administrative Region, People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,885,641
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,885,641
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,885,641
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.13% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Calculated based upon 68,342,800 outstanding shares of the common stock of the Issuer as of August 8, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2022, as filed with the Securities and Exchange Commission on August 10, 2022, plus an aggregate of 960,000 shares issuable to Pioneer Step Holdings Limited, 1,440,000 shares issuable to Champion River Ventures Limited, and 80,000 shares issuable to Robert Fried IRA pursuant to the September 2022 Purchase Agreement, described in Item 4 of this Schedule 13D.

CUSIP No. 171077407	SC 13D/A	Page 6 of 14

EXPLANATORY STATEMENT.

This Amendment No. 14 to Schedule 13D (“Amendment No. 14”) relates to the shares of common stock (the “Common Stock”), par value $0.001 per share, of ChromaDex Corporation, a Delaware corporation (the “Issuer” and such shares of Common Stock, the “Shares”), and is being filed on behalf of the Reporting Persons. This Amendment No. 14 amends and supplements Amendment No. 13 to Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on May 20, 2022 (“Amendment No. 13”), Amendment No. 12 to Schedule 13D previously filed with the SEC on September 21, 2021 (“Amendment No. 12”), Amendment No. 11 to Schedule 13D previously filed with the SEC on September 20, 2021 (“Amendment No. 11’’), Amendment No. 10 to Schedule 13D previously filed with the SEC on September 17, 2021 (“Amendment No. 10”), Amendment No. 9 to Schedule 13D previously filed with the SEC on April 29, 2020 (“Amendment No.9”), Amendment No. 8 to Schedule 13D previously filed with the SEC on August 16, 2019 (“Amendment No. 8”), the Amendment No. 7 to Schedule 13D previously filed with the SEC on July 2, 2019 (“Amendment No. 7”), the Amendment No. 6 to Schedule 13D previously filed with the SEC on May 20, 2019 (“Amendment No. 6”), the Amendment No. 5 to Schedule 13D previously filed with the SEC on May 13, 2019 (“Amendment No. 5”), the Amendment No. 4 to Schedule 13D previously filed with the SEC on November 21, 2017 (“Amendment No. 4”), the Amendment No. 3 to Schedule 13D previously filed with the SEC on November 7, 2017 (“Amendment No. 3”), the Amendment No. 2 to Schedule 13D previously filed with the SEC on May 26, 2017 (“Amendment No. 2”), the Amendment No. 1 to Schedule 13D previously filed with the SEC on May 11, 2017 (“Amendment No. 1”), and the initial Schedule 13D previously filed with the SEC on May 8, 2017 (the “Initial Schedule 13D”, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No.10, Amendment No.11, Amendment No.12, Amendment No.13, and this Amendment No. 14, the “Schedule 13D”).

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to shares of Common Stock of the Issuer. The address of the Issuer’s principal executive office is 10900 Wilshire Blvd. Suite 600, Los Angeles, California 90024. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND.

The Shares to which this Schedule 13D relates are owned directly by Pioneer Step, Dvorak International and Skyinvest Associates.

Item 2 (a) - (c). This Schedule 13D is being filed by the following persons: Pioneer Step Holdings Limited, a British Virgin Islands corporation (“Pioneer Step”), Dvorak International Limited, a British Virgin Islands corporation (“Dvorak International”), Skyinvest Associates Limited, a British Virgin Islands corporation (“Skyinvest Associates”), and Chau Hoi Shuen Solina Holly, a permanent resident of the Hong Kong Special Administrative Region, People’s Republic of China (“Solina Chau”). Pioneer Step, Dvorak International and Skyinvest Associates and Solina Chau are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” Solina Chau is the sole shareholder of each of Pioneer Step, Dvorak and Skyinvest Associates.

Item 2 (d) - (e). During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding, or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). Each of Pioneer Step, Dvorak International and Skyinvest Associates is a corporation formed under the laws of the British Virgin Islands. Solina Chau, a natural person, is a permanent resident of the Hong Kong Special Administrative Region, People’s Republic of China.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

CUSIP No. 171077407	SC 13D/A	Page 7 of 14

ITEM 4.	PURPOSE OF TRANSACTION.

September 2022 Securities Purchase Agreement

On September 30, 2022, Pioneer Step, Champion River Ventures Limited and Robert Fried IRA (each a “September 2022 Purchaser” and together, the “September 2022 Purchasers”) entered into a Securities Purchase Agreement with the Issuer (the “September 2022 Purchase Agreement”). Pursuant to the September 2022 Purchase Agreement, the Issuer agreed to issue and sell to the September 2022 Purchasers an aggregate of approximately $3.1 million of Common Stock (2,480,000 Shares) at a purchase price of $1.25 per share (the “September 2022 Transaction”). Pioneer Step, in its capacity as a September 2022 Purchaser, has agreed to purchase 960,000 Shares in the September 2022 Transaction. The closing of the September 2022 Transaction is subject to certain customary closing conditions.

May 2022 Joint Venture Agreement and Subsequent Termination

On May 19, 2022, the Issuer entered into an agreement (the “May 2022 Joint Venture Agreement”) for the formation of a joint venture (the “JV”) among Crystal Lake Developments Limited (“Crystal Lake”), Pioneer Idea Holdings Limited (“Pioneer Idea”), and Hong Kong Taikuk (China) Group Ltd (“Taikuk”). The purpose of the JV will be to commercialize Tru Niagen® and other products containing nicotinamide riboside to be developed by the Issuer in the ordinary course (the “Products”) in Mainland China and its territories, excluding Hong Kong, Macau and Taiwan (the “Territory”). At the closing of the formation of the JV (the “Closing”) the Issuer will license to the JV certain inventions and trademarks relating to the Products and will exclusively own any invention developed by the JV that incorporates such intellectual property. The May 2022 Joint Venture Agreement will have an initial term of 20 years, unless earlier terminated. The Closing is subject to certain customary closing conditions and is expected by the end of the third quarter of 2022.

Pioneer Idea, a company organized under the laws of the British Virgin Islands, is indirectly wholly-owned by Solina Chau.

Crystal Lake, Pioneer Idea and Taikuk have each agreed to contribute $1.8 million, $1.2 million and $1.0 million, respectively into the JV. Following the closing, each of the parties will hold the following interest in the JV: the Issuer (71%), Crystal Lake (10.8%), Pioneer Idea (7.2%) and Taikuk (a 11% non-voting interest). The Issuer will have the right to elect three of the five directors in the JV, and Pioneer Idea, has the right to elect the other two directors, with each director having one vote with the exception of certain material corporate actions which will require unanimous approval of the board of the JV.

Prior to being able to commercialize the Products in the Territory, the JV will have to obtain all applicable regulatory approvals, including “Blue Hat” or health food registration with the PRC State Administration for Market Regulation for Products in the name of the Issuer or its designee (collectively, the “Blue Hat Registration”).

In addition, at the Closing the Issuer will enter into a distribution agreement with China National Pharmaceutical Group Co., Ltd. (“Sinopharm”) relating to the commercialization of the Products in the Territory on Sinopharm’s cross-border platform (the “Cross Border Agreement”) and the JV will enter into a distribution agreement with Sinopharm relating to the commercialization of the Products in the Territory. Upon Blue Hat Registration being obtained, the business of the JV will be to market, sell and distribute the Products in the Territory. Upon completion of the Blue Hat Registration, the parties intend that the Cross Border Agreement will be assigned to the JV.

On September 30, 2022 the Issuer entered into a Termination Agreement (the “Termination and Release Agreement”) among the Issuer, Crystal Lake, Pioneer Idea and Taikuk for the purpose of terminating the May 2022 Joint Venture Agreement. Each of the parties to the Termination and Release Agreement irrevocably and unconditionally released all other parties for any obligations under the May 2022 Joint Venture Agreement and releases all claims of action under the May 2022 Joint Venture Agreement.

The foregoing descriptions of the May 2022 Joint Venture Agreement and Termination and Release Agreement are not complete and are qualified in their entirety by reference to the full text of the May 2022 Joint Venture Agreement and Termination and Release Agreement, which are incorporated by reference into this Schedule 13D pursuant to Exhibit 99.12 and Exhibit 99.15 of Item 7 hereof.

April 2020 Securities Purchase Agreement

On April 27, 2020, Pioneer Step and Winsave Resources Limited (each a “April 2020 Purchaser” and together, the “April 2020 Purchasers”) entered into a Securities Purchase Agreement with the Issuer (the “April 2020 Purchase Agreement”). Pursuant to the April 2020 Purchase Agreement, the Issuer agreed to issue and sell to the April 2020 Purchasers an aggregate of approximately $5 million of Common Stock (1,225,490 Shares) at a purchase price of $4.08 per share (the “April 2020 Transaction”). Pioneer Step, in its capacity as a April 2020 Purchaser, agreed to purchase 490,196 Shares in the April 2020 Transaction. The closing of the April 2020 Transaction occurred on May 7, 2020.

CUSIP No. 171077407	SC 13D/A	Page 8 of 14

May 2019 Note Purchase Agreement and Convertible Promissory Notes

On May 9, 2019, Pioneer Step and Winsave Resources (each a “May 2019 Purchaser” and together, the “May 2019 Purchasers”) entered into a Securities Purchase Agreement with the Issuer (the “May 2019 Note Purchase Agreement”), Pursuant to the May 2019 Note Purchase Agreement, the Issuer agreed to issue and sell to each of Pioneer Step and Winsave Resources, and each of Pioneer Step and Winsave Resources agreed to purchase from the Issuer, a Convertible Promissory Note in the principal amount of $5,000,000 (each, a “Note” and collectively, the “Notes”), which is convertible into certain amount of Shares pursuant to the terms thereof (the “May 2019 Transaction”), The Note issued and sold by the Issuer to Pioneer Step is hereinafter referred to as the “Pioneer Step Note”, and the Note issued and sold by the Issuer to Winsave Resources is hereinafter referred to as the “Winsave Resources Note”, Each of the Notes bears simple interest at the rate of 5% per annum.

Pursuant to the Pioneer Step Note (as amended as described below), the principal amount and any accrued interest shall automatically convert into Shares at a conversion price of $4.59 per share on the Maturity Date (as defined below); provided that, if the Issuer issues and sells any Shares, or any securities convertible into Shares, to any investors (the “Investors”) on or before the Maturity Date in one or more financing transactions (each, a “Financing Transaction”), then, at the option of Pioneer Step, the conversion price of the Pioneer Step Note shall be equal to the lowest price per share paid by any such Investor purchasing any such Shares (or the lowest conversion price per share for any such securities convertible into Shares and purchased by an Investor) in any such financing transaction(s) on or prior to the Maturity Date.

The May 2019 Transaction closed on May 17, 2019, at which closing the Issuer issued and sold the Pioneer Step Note to Pioneer Step and the Winsave Resources Note to Winsave Resources, respectively.

On June 30, 2019, the Issuer, Pioneer Step and Winsave Resources entered into an Omnibus Amendment to Note Purchase Agreement and Convertible Promissory Notes (the “Omnibus Amendment”) whereby (i) the restriction on the Issuer to issue any Shares or securities convertible or exchangeable into Shares during the Restricted Period (as defined in the May 2019 Note Purchase Agreement) was removed, and (ii) the original maturity date under each of the Notes was extended from July 1, 2019 to August 15, 2019 (“Maturity Date”).

As disclosed by the Issuer, on August 13, 2019, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain purchasers named therein (the “Purchasers”), pursuant to which the Issuer agreed to sell and issue certain amount of Shares to the Purchasers at a purchase price of $4.465 per share.

On August 15, 2019, the Notes were converted into an aggregate of 2,267,254 Shares at a conversion price of $4.465 per share, which is equal to the purchase price per share paid by the Purchasers to the Issuer under the Purchase Agreement, pursuant to the terms of the Notes, Under the Pioneer Step Note, 1,133,627 Shares are issued to Pioneer Step in accordance with the terms therein.

November 2017 Securities Purchase Agreement

On November 3, 2017, Pioneer Step and certain other purchasers named therein (each a “November 2017 Purchaser” and together, the “November 2017 Purchasers”) entered into a Securities Purchase Agreement with the Issuer (the “November 2017 Purchase Agreement”), Pursuant to the November 2017 Purchase Agreement, the Issuer agreed to issue and sell to the November 2017 Purchasers an aggregate of approximately $23 million of Common Stock (5,609,755 Shares) at a purchase price of $4,10 per share (the “November 21117 Transaction”), Pioneer Step, in its capacity as a November 2017 Purchaser, has agreed to purchase 487,805 Shares in the November 2017 Transaction, The November 2017 Transaction closed on November 17, 2017, at which closing the Issuer issued 487,805 Shares to Pioneer Step and 5,121,950 Shares to the other November 2017 Purchasers.

April 2017 Securities Purchase Agreement

On April 26, 2017, Pioneer Step and Champion River Ventures Limited (“Champion River”, each an “April 2017 Purchaser” and together, the “April 2017 Purchasers”) entered into a Securities Purchase Agreement with the Issuer (the “April 2017 Purchase Agreement’’), Pursuant to the April 2017 Purchase Agreement, the Issuer agreed to sell and issue to the April 2017 Purchasers an aggregate of up to $25 million of its Common Stock at a purchase price of $2.60 per share in three tranches of approximately $3.5 million, $16.4 million and $5.1 million, respectively, The first tranche (the “First Tranche”) closed on April 27, 2017, at which closing the Issuer issued 538,462 Shares to Pioneer Step and 807,692 Shares to the other April 2017 Purchaser. Pursuant to the First Amendment to Securities Purchase Agreement, dated May 24, 2017 (the “First Amendment”), by and among the Issuer and the April 2017 Purchasers, the second tranche (the “Second Tranche”) closed on May 24, 2017, at which closing the Issuer issued 2,521,526 Shares to Pioneer Step and 3,782,288 Shares to the other April 2017 Purchaser. Pursuant to the First Amendment, following approval by the Issuer’s stockholders, the third tranche (the “Third Tranche”) closed on August 18, 2017, at which closing the Issuer issued 786,167 Shares to Pioneer Step and l, 179,250 Shares to the other April 2017 Purchaser.

CUSIP No. 171077407	SC 13D/A	Page 9 of 14

Upon completion of the Second Tranche, the April 2017 Purchase Agreement required that the Issuer’s Board of Directors (the “Board”) increase the number of authorized directors so as to create two vacant seats on the Board, which vacancies were to be filled on a date following the Issuer’s 2017 Annual Meeting of Stockholders by one designee selected by each of the April 2017 Purchasers (the “Purchaser Designees”). As such, Pioneer Step exercised its right to designate for appointment an individual to fill one of the two vacancies on the Issuer’s Board.

In addition, from and after the date of the April 2017 Purchase Agreement, upon prior written request thereof by any April 2017 Purchaser, the Issuer shall use reasonable efforts to enter into one or more voting agreements with one or more of the April 2017 Purchasers and such other substantial holders of Common Stock as reasonably requested by such April 2017 Purchaser(s) and agreed to by the Issuer in respect of the election of the Purchaser Designees.

September 2022 Registration Rights Agreement

Simultaneously with the execution of the September 2022 Purchase Agreement, the Issuer, Pioneer Step, Champion River and Robert Fried IRA entered into a Registration Rights Agreement, dated as of September 30, 2022 (the “September 2022 Registration Rights Agreement”) with respect to the Shares acquired under the September 2022 Purchase Agreement. The September 2022 Registration Rights Agreement grants Pioneer Step, Champion River and Robert Fried IRA customary shelf and piggyback registration rights.

April 2020 Registration Rights Agreement

Simultaneously with the execution of the April 2020 Purchase Agreement, the Issuer, Pioneer Step and Winsave Resources entered into a Registration Rights Agreement, dated as of April 27, 2020 (the “April 2020 Registration Rights Agreement”) with respect to the Shares acquired under the April 2020 Purchase Agreement. The April 2020 Registration Rights Agreement grants Pioneer Step and Winsave Resources customary shelf and piggyback registration rights.

May 2019 Registration Rights Agreement

Simultaneously with the execution of the May 2019 Note Purchase Agreement, the Issuer and the May 2019 Purchasers entered into a Registration Rights Agreement, dated May 9, 2019 (the “May 2019 Registration Rights Agreement”) with respect to the Shares issuable to the May 2019 Purchasers upon conversion of the Notes pursuant to the terms of the Notes. The May 2019 Registration Rights Agreement grants the May 2019 Purchasers customary shelf and piggyback registration rights.

November 2017 Registration Rights Agreement

Simultaneously with the execution of the November 2017 Purchase Agreement, the Issuer, Pioneer Step and the other November 2017 Purchasers entered into a Registration Rights Agreement, dated November 3, 2017 (the “November 2017 Registration Rights Agreement”) with respect to the Shares acquired under the November 2017 Purchase Agreement. The November 2017 Registration Rights Agreement grants Pioneer Step and the other November 2017 Purchasers customary shelf and piggyback registration rights.

April 2017 Registration Rights Agreement

At the closing of the First Tranche, the April 2017 Purchase Agreement required that the Issuer and the April 2017 Purchasers promptly enter into a Registration Rights Agreement in form and substance reasonably acceptable to the April 2017 Purchasers (the “April 2017 Registration Rights Agreement”) with respect to the Shares acquired under the April 2017 Purchase Agreement. The Issuer and the April 2017 Purchasers entered into the April 2017 Registration Rights Agreement on April 29, 2017. The April 2017 Registration Rights Agreement grants the April 2017 Purchasers customary shelf and piggyback registration rights.

Market Purchases

On June 16, 2022, Skyinvest Associates purchased an aggregate of 60,037 Shares in open market purchases at an average purchase price of approximately $1.6636 per share for an aggregate purchase price of approximately $99,877.55.

On June 15, 2022, Skyinvest Associates purchased an aggregate of 47,479 Shares in open market purchases at an average purchase price of approximately $1.7693 per share for an aggregate purchase price of approximately $84,004.59.

On June 14, 2022, Skyinvest Associates purchased an aggregate of 39,449 Shares in open market purchases at an average purchase price of approximately $1.8212 per share for an aggregate purchase price of approximately $71,844.52.

On May 13 2022, Skyinvest Associates purchased an aggregate of 30,943 Shares in open market purchases at an average purchase price of approximately $1.6659 per share for an aggregate purchase price of approximately $51,547.94.

On September 20, 2021, Skyinvest Associates acquired an aggregate of 22,678 Shares in open market purchases at an average purchase price of approximately $6.6392 per share for an aggregate purchase price of approximately $150,563.78.

On September 17, 2021, Skyinvest Associates acquired an aggregate of 11,272 Shares in open market purchases at an average purchase price of approximately $6.6661 per share for an aggregate purchase price of approximately$ $75,140.28.

CUSIP No. 171077407	SC 13D/A	Page 10 of 14

From September 15-16, 2021, Skyinvest Associates acquired an aggregate of 336,000 Shares in open market purchases at an average purchase price of approximately $6.45 per share for an aggregate purchase price of approximately $2,166,638.74.

From November 15-27, 2019, Dvorak International acquired an aggregate of 420,000 Shares in open market purchases at a purchase price of $3.23 to $3.80 per share for an aggregate purchase price of approximately $1,485,000.

The foregoing descriptions of the September 2022 Purchase Agreement, May 2022 Joint Venture Agreement, the Termination and Release Agreement, the April 2020 Purchase Agreement, May 2019 Note Purchase Agreement, the Notes, the November 2017 Purchase Agreement, the April 2017 Purchase Agreement, the September 2022 Registration Rights Agreement, the May 2019 Registration Rights Agreement, the November 2017 Registration Rights Agreement, the April 2017 Registration Rights Agreement, and the First Amendment are not complete and are qualified in their entirety by reference to the full text of the May 2022 Joint Venture Agreement, the Termination and Release Agreement, the April 2020 Purchase Agreement, the May 2019 Note Purchase Agreement, the Notes, the November 2017 Purchase Agreement, the April 2017 Purchase Agreement, the May 2019 Registration Rights Agreement, the November 2017 Registration Rights Agreement, the April 2017 Registration Rights Agreement, and the First Amendment, which are incorporated by reference into this Schedule 13D pursuant to Exhibits 99.2—99.15 of item 7 hereof.

Each of Pioneer Step, Dvorak International and Skyinvest Associates acquired the Shares pursuant to the above-described transactions as investments in its ordinary course of business.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of Shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above.

Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including the Purchaser Designee, in her fiduciary capacity as a director of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Shares, dispose of some or all of the Shares, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of September 30, 2022, Pioneer Step beneficially owned and had sole voting and dispositive power with respect to 6,917,783 Shares, representing approximately 9.77% of the 68,342,800 outstanding shares of the common stock of the Issuer as of August 8, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2022, as filed with the Securities and Exchange Commission on August 10, 2022, plus an aggregate of 960,000 shares issuable to Pioneer Step, 1,440,000 shares issuable to Champion, and 80,000 shares issuable to Robert Fried IRA pursuant to the September 2022 Purchase Agreement, described in Item 4 of this Schedule 13D.

CUSIP No. 171077407	SC 13D/A	Page 11 of 14

As of September 30, 2022, Dvorak International beneficially owned and had sole voting and dispositive power with respect to 420,000 Shares, representing approximately 0.59% of the 68,342,800 outstanding shares of the common stock of the Issuer as of August 8, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2022, as filed with the Securities and Exchange Commission on August 10, 2022, plus an aggregate of 960,000 shares issuable to Pioneer Step, 1,440,000 shares issuable to Champion River, and 80,000 shares issuable to Robert Fried IRA pursuant to the September 2022 Purchase Agreement, described in Item 4 of this Schedule 13D.

As of September 30, 2022, Skyinvest Associates beneficially owned and had sole voting and dispositive power with respect to 547,858 Shares, representing approximately 0.77% of the 68,342,800 outstanding shares of the common stock of the Issuer as of August 8, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2022, as filed with the Securities and Exchange Commission on August 10, 2022, plus an aggregate of 960,000 shares issuable to Pioneer Step, 1,440,000 shares issuable to Champion River and 80,000 shares issuable to Robert Fried IRA pursuant to the September 2022 Purchase Agreement, described in Item 4 of this Schedule 13D.

As of September 30, 2022, Solina Chau, by virtue of being the sole shareholder of each of Pioneer Step, Dvorak International and Skyinvest Associates, may be deemed to beneficially own and have sole voting and dispositive power with respect to the Shares beneficially owned by each of Pioneer Step, Dvorak International and Skyinvest Associates. Collectively, Solina Chau may be deemed to beneficially own and have sole voting and dispositive power with respect to 7,885,641 Shares, representing approximately 11.13% of the 68,342,800 outstanding shares of the common stock of the Issuer as of August 8, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2022, as filed with the Securities and Exchange Commission on August 10, 2022, plus an aggregate of 960,000 shares issuable to Pioneer Step, 1,440,000 shares issuable to Champion River, and 80,000 shares issuable to Robert Fried IRA pursuant to the September 2022 Purchase Agreement, described in Item 4 of this Schedule 13D.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6. Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-l (k)(l) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2	Securities Purchase Agreement, dated as of April 27, 2020, by and between ChromaDex Corporation, Pioneer Step Holdings Limited, and Winsave Resources Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 29, 2020).

Exhibit 99.3	Registration Rights Agreement, dated as of April 27, 2020, by and between ChromaDex Corporation, Pioneer Step Holdings Limited, and Winsave Resources Limited (incorporated herein by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 29, 2020).

Exhibit 99.4	Omnibus Amendment to Note Purchase Agreement and Convertible Promissory Notes, dated June 30, 2019, by and between ChromaDex Corporation, Winsave Resources Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 1, 2019).

Exhibit 99.5	Note Purchase Agreement, dated as of May 9, 2019, by and between ChromaDex Corporation, Winsave Resources Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 10, 2019).

Exhibit 99.6	Securities Purchase Agreement, dated as of November 3, 2017, by and between ChromaDex Corporation, Pioneer Step Holdings Limited, and certain other purchasers named therein (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 6, 2017).

CUSIP No. 171077407	SC 13D/A	Page 12 of 14

Exhibit 99.7	Securities Purchase Agreement, dated as of April 26, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 27, 2017).

Exhibit 99.8	Registration Rights Agreement, dated as of May 9, 2019, by and between ChromaDex Corporation, Winsave Resources Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 10, 2019).

Exhibit 99.9	Registration Rights Agreement, dated as of November 3, 2017, by and between ChromaDex Corporation, Pioneer Step Holdings Limited, and certain other purchasers named therein (incorporated herein by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 6, 2017).

Exhibit 99.10	Registration Rights Agreement, dated as of April 29, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 2, 2017).

Exhibit 99.11	First Amendment to Securities Purchase Agreement, dated as of May 24, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 25, 2017).

Exhibit 99.12	Joint Venture Agreement, dated as of May 19, 2022, by and between ChromaDex Corporation, Crystal Lake Developments Limited, Pioneer Idea Holdings Limited and Hong Kong Taikuk (China) Group Ltd (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 19, 2022).

Exhibit 99.13	Securities Purchase Agreement, dated as of September 30, 2022, by and between ChromaDex Corporation, Pioneer Step Holdings Limited, Champion River Ventures Limited and Robert Fried IRA (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 3, 2022).

Exhibit 99.14	Registration Rights Agreement, dated as of September 30, 2022, by and between ChromaDex Corporation, Pioneer Step Holdings Limited, Champion River Ventures Limited and Robert Fried IRA (incorporated herein by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 3, 2022).

Exhibit 99.15	Termination Agreement, dated as of September 30, 2022, by and between ChromaDex Corporation, Crystal Lake Developments Limited, Pioneer Idea Holdings Limited, and Hong Kong Taikuk (China) Group Ltd (incorporated herein by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 3, 2022).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 3, 2022

PIONEER STEP HOLDINGS LIMITED

By:	/s/ Chau Hoi Shuen Solina Holly
Name: Chau Hoi Shuen Solina Holly
Title: Authorized Person

DVORAK INTERNATIONAL LIMITED

By:	/s/ Chau Hoi Shuen Solina Holly
Name: Chau Hoi Shuen Solina Holly
Title: Authorized Person

SKYINVEST ASSOCIATES LIMITED

By:	/s/ Chau Hoi Shuen Solina Holly
Name: Chau Hoi Shuen Solina Holly
Title: Authorized Person

CHAU HOI SHUEN SOLINA HOLLY

By:	/s/ Chau Hoi Shuen Solina Holly

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement as required by Rule 13d-l(k)(l) under the Securities Exchange Act of 1934, as amended.

99.2	Securities Purchase Agreement, dated as of April 27, 2020, by and between ChromaDex Corporation, Pioneer Step Holdings Limited, and Winsave Resources Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 29, 2020).

99.3	Registration Rights Agreement, dated as of April 27, 2020, by and between ChromaDex Corporation, Pioneer Step Holdings Limited, and Winsave Resources Limited (incorporated herein by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 29, 2020).

99.4	Omnibus Amendment to Note Purchase Agreement and Convertible Promissory Notes, dated June 30, 2019, by and between ChromaDex Corporation, Winsave Resources Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 1, 2019).

99.5	Note Purchase Agreement, dated as of May 9, 2019, by and between ChromaDex Corporation, Winsave Resources Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99, l of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 10, 2019).

99.6	Securities Purchase Agreement, dated as of November 3, 2017, by and between ChromaDex Corporation, Pioneer Step Holdings Limited, and certain other purchasers named therein (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 6, 2017).

99.7	Securities Purchase Agreement, dated as of April 26, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 27, 2017).

99.8	Registration Rights Agreement, dated as of May 9, 2019, by and between ChromaDex Corporation, Winsave Resources Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 10, 2019).

99.9	Registration Rights Agreement, dated as of November 3, 2017, by and between ChromaDex Corporation, Pioneer Step Holdings Limited, and certain other purchasers named therein (incorporated herein by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 6, 2017).

99.10	Registration Rights Agreement, dated as April 29, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99. l of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 2, 2017).

99.11	First Amendment to Securities Purchase Agreement, dated as of May 24, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99. l of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 25, 2017).

99.12	Joint Venture Agreement, dated as of May 19, 2022, by and between ChromaDex Corporation, Crystal Lake Developments Limited, Pioneer Idea Holdings Limited and Hong Kong Taikuk (China) Group Ltd (incorporated herein by reference to Exhibit l 0. l of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 19, 2022).

99.13	Securities Purchase Agreement, dated as of September 30, 2022, by and between ChromaDex Corporation, Pioneer Step Holdings Limited, Champion River Ventures Limited and Robert Fried IRA (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 3, 2022).

99.14	Registration Rights Agreement, dated as of September 30, 2022, by and between ChromaDex Corporation, Pioneer Step Holdings Limited, Champion River Ventures Limited and Robert Fried IRA (incorporated herein by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 3, 2022).

99.15	Termination Agreement, dated as of September 30, 2022, by and between ChromaDex Corporation, Crystal Lake Developments Limited, Pioneer Idea Holdings Limited, and Hong Kong Taikuk (China) Group Ltd (incorporated herein by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 3, 2022).